Exhibit 99.3

Polestar Automotive Holding UK PLC

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Electronic Voting Instructions

You can vote by Internet or Telephone!

Polestar Automotive Holding UK PLC encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically via the internet or by telephone by the Voting Instructions Deadline of October 2, 2024. This eliminates the need to return your Voting Instructions Card.

Vote by Internet

•  Log on to the Internet and go to www.citi.com/dr

•  Click on “Investors” and then click on
“Voting by Internet”.

•  Follow the steps outlined on the secured website.

•  Or with your smartphone scan the QR code to cast your vote now.

Vote by Telephone

•  Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

•  Follow the instructions provided in the recorded message.

Vote by Mail

•  Mark, sign and date your Voting Instructions Card.

•  Detach your Voting Instructions Card.

•  Return your Voting Instructions Card in the postage-paid envelope provided.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Issues

+

Ordinary Resolutions	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐

	For	Against	Abstain

Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐

	For	Against	Abstain

Resolution 11	☐	☐	☐

Special Resolutions	For	Against	Abstain
Resolution 12	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instructions Card.

If these voting instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such resolution.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

∎	1 U P X	+

003CDE0093      0401OJ

The Annual General Meeting of Shareholders (the ‘AGM’) of Polestar Automotive Holding UK PLC (the ‘Company’) will be held at 3:00 p.m. (British Summer Time) on Monday, October 7, 2024 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom.

RESOLUTIONS

Ordinary Resolutions

Resolution 1:	Report and accounts - To receive the Company’s annual report and audited financial statements for the period ended 31 December 2023.

Resolution 2:	Directors’ remuneration report - To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2023.

Resolution 3:	Re-election of Director - To re-elect Dr. Karl-Thomas Neumann as a Director.

Resolution 4:	Re-election of Director - To re-elect Prof. Dr. hc Winfried Vahland as a Director.

Resolution 5:	Election of Director - To elect Ms. Francesca Gamboni as a Director.

Resolution 6:	Election of Director - To elect Ms. Christine Gorjanc as a Director.

Resolution 7:	Election of Director - To elect Prof. Xiaojie (“Laura”) Shen as a Director.

Resolution 8:	Remuneration of the Chair - To approve a new cash compensation level of USD 500,000 per annum for the new Chair of the Board of Directors.

Resolution 9:

Remuneration of the Audit Committee Chair and members - To approve an increase in the cash compensation of the Audit Committee to USD 30,000 per annum for the Audit Committee Chair and USD 15,000 per annum for the members of the Audit Committee, with effect from 1 January 2024.

Resolution 10:

Reappointment of auditor - To appoint Deloitte LLP and Deloitte AB (together, the Auditor) as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.

Resolution 11:	Remuneration of auditor - To authorise the Audit Committee to determine the remuneration of the Auditor.

Special Resolutions

Resolution 12:	Notice of general meetings - To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.

The Company has advised the Depositary that its Board unanimously recommends a vote FOR all resolutions, as they intend to do in respect of their own beneficial shareholdings in the Company.

 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Annual General Meeting

The Voting Instructions Card must be signed, completed and received at the indicated address prior to

10:00 a.m. (Eastern Daylight Time) on October 2, 2024 for action to be taken.

2024 VOTING INSTRUCTIONS CARD	AMERICAN DEPOSITARY SHARES
Polestar Automotive Holding UK PLC (the “Company”)
ADS CUSIP No.:	731105201 (Class A freely transferable ADSs).*
732105994 (Class A Restricted ADSs).*
732105937 (Class A Restricted ADSs).*
732105903 (Class A Restricted ADSs).*
ADS Record Date:	August 26, 2024.
Meeting Specifics:	Annual General Meeting to be held at 3:00 p.m. (British Summer Time) on Monday, October 7, 2024 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom (the “AGM”).
Meeting Agenda:	Please note that the Notice of AGM is posted on the Company’s website at: https://investors.polestar.com/corporate-governance/annual-general-meeting
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of June 23, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, as amended and supplemented.
Deposited Securities:	Class A Ordinary Shares of the Company (“Shares”).
Custodian:	Citibank, N.A. (London).

* CUSIP no. is provided as a convenience only and without any liability for accuracy.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the AGM (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs accordance with the voting instructions timely received from the Holders of ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found in the Company’s Notice of AGM.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.